                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 August 29, 2003 Press Release Announcing Futuremedia Plc's Q1 Fiscal 2004 Results.

Exhibit 3 August 29, 2003 Press Release Announcing that Futuremedia Raises $1.2 Million.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By: /S/ MATS JOHANSSON
    ----------------------------
Mats Johansson
Chief Executive Officer


Date:  29 August 2003

                                    EXHIBIT 1

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2

PRESS RELEASE

FUTUREMEDIA PLC ANNOUNCES Q1 FISCAL 2004 RESULTS

QUARTER DEPRESSED BY EXCEPTIONAL ITEMS AND UK FISCAL LAW CHANGES

BRIGHTON, ENGLAND--Aug 29, 2003 -- E-learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced unaudited financial results for the 3-month period ending July 31, 2003. The Company's financial year ends on April 30.

For the period ending July 31, 2003, the Company reported revenues of GBP 269,000 ($435,000). This represents a decrease of GBP 113,000 ($180,000) or 29%
on the prior quarter and a decrease of GBP 73,000 or 21% when compared with Q1 fiscal 2003. The Company sustained a trading loss before exceptional items amounting to GBP 272,000 ($440,000) of GBP 372,000 ($601,000), an increase of
GBP 129,000 or 53% compared with the prior quarter, and an increase of GBP 192,000 or 107% when compared with Q1 2003.

The exceptional items charged to the income statement for the period included a provision of GBP 103,000 ($164,000) for National Insurance costs on share options issued to staff, GBP 30,000 ($48,000) in respect of costs incurred in the Company's relocation to Brighton, and an GBP 139,000 ($221,000) loss being the proportion of loss arising from the Company's equity investment in Luvit AB, as a result of losses sustained by that company in the period.

Top line growth suffered from delays in revenue recognition on projects that are now concluding. Also, there has been an increase in costs brought on by changes in the UK's tax and National Insurance (social security) laws.

"In essence, due to a number of adverse factors, this quarter's results do not reflect the ongoing improvement in Futuremedia's circumstances. After the recent acquisitions our headcount has increased. Together with the full impact of recent changes in UK tax and National Insurance laws, this has had a disproportionate effect on our costs and therefore on our results. Furthermore, we have made important investments in our new Learning Management Platform as well as in a number of major new client projects underway, which should benefit us in subsequent quarters," stated Jan Vandamme, Chairman of the Board of Directors.

Mats Johansson, CEO of Futuremedia, said: "During the first quarter we have had a high level of exceptional costs on top of the normal operating costs. This has hit us hard, not only on the cost side, but also due to the disruption a move of office invariably brings to our delivery schedule, which means we could not recognise some of the revenue mainly generated during the quarter. However, these are not normal operating costs, and subsequent quarters this year should demonstrate that our operational strategy is bearing fruit in returning us to profitability. Although markets are still uncertain, and IT spending levels are only slowly resuming, the level of our forward orders remains buoyant. Now that our new, strict cost structure is in the last stages of implementation, we hope to reach sustainable profitability by the end of this fiscal year."

HIGHLIGHTS OF THE QUARTER:

3rd June 2003: Futuremedia Plc moves to Southern England's 'IT Capital'. The move to the new offices in Brighton, Sussex, is expected to support growth.

9th June 2003: Futuremedia confirms compliance with NASDAQ's ongoing listing requirements.

19th June 2003: The Company announces that the completion of the sale of Media House has resulted in a debt free balance sheet.

28th July 2003: IQdos Ltd's products and business are acquired in an all-share deal.

Financial results (unaudited):

------------------------------------------------ -------------------------- ------------------------- -------------------------
QUARTER ENDED                                          JULY 31, 2003             JULY 31, 2003             JULY 31, 2002
                                                          GBP 000                     $000                    GBP 000
------------------------------------------------ -------------------------- ------------------------- -------------------------
Revenues                                                    269                       435                       342
------------------------------------------------ -------------------------- ------------------------- -------------------------

Costs                                                       641                      1,036                      522
------------------------------------------------ -------------------------- ------------------------- -------------------------

Trading Loss                                               (372)                     (601)                     (180)
------------------------------------------------ -------------------------- ------------------------- -------------------------

Exceptional Items                                          (272)                     (440)                       0
------------------------------------------------ -------------------------- ------------------------- -------------------------

Net Loss                                                   (645)                    (1,042)                    (184)
------------------------------------------------ -------------------------- ------------------------- -------------------------

Weighted Average No. Shares                             78,452,609                 78,452,609                39,995,353
------------------------------------------------ -------------------------- ------------------------- -------------------------

Loss per share                                            (0.82)p                    (1.3)c                   (0.46)p
------------------------------------------------ -------------------------- ------------------------- -------------------------


ABOUT FUTUREMEDIA PLC

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Royal Mail, Syngenta, BUPA, BT, Daimler Chrysler, GSK, Channel Four, IDEA and Hilton International. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk.

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and strategic direction. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include general market uncertainty due to political and economic circumstances, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     Contact: Mats Johansson
     Company: Futuremedia
     Title: Investor Relations
     Voice: +44 1273 829700
     Email: ir@futuremedia.co.uk


     Contact: Kay Phelps
     Company: Futuremedia
     Title: Press Information
     Voice: +44 1932 761889
     Email: kay.phelps@btinternet.com

                                    EXHIBIT 3

PRESS RELEASE

FUTUREMEDIA RAISES $ 1.2 MILLION


PRIVATE PLACEMENT TO FUND CONTINUING EXECUTION OF BUSINESS PLAN

BRIGHTON, ENGLAND--Aug 29, 2003 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced it has completed a $1,219,000 private placement of ordinary shares. The shares were placed with both existing and new shareholders.

The offering involved the issuance 5,246,688 new shares. Following the offering, the total number of shares outstanding is 85,066,144. The dilution to existing shareholders in connection with the offering is 6.17%.

Mr. Jan Vandamme, Chairman of the Board, commented: "The additional funding has been sought to allow us to continue to move forward with a number of major new contracts as well as the development of our third generation Learning Management System. This funding round proves that our existing shareholders recognise the progress the Company is making, and has made especially over the last 6 months. Their sustained support of Futuremedia and their trust in the ongoing execution of the business plan is plain. We could of course have taken out loans, but the Board believes it is in all shareholders' interest that the Company remains debt free. We believe that it is important to note that the offering involved modest dilution of existing shareholders of less than 7%."

As the offering was completed at a discount to current market price, the Company also confirmed that no members of senior management or the Board of Directors participated in the offering.

ABOUT FUTUREMEDIA

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Royal Mail, Syngenta, BUPA, BT, Daimler Chrysler, GSK, Channel Four, IDEA and Hilton International. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk.

"SAFE  HARBOR"  STATEMENT  UNDER SECTION 21E OF THE  SECURITIES  EXCHANGE ACT OF
1934.

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the e-learning market, the management of growth, the ability of the Company to continue to attract new funds if and when needed, the ability of the Company to develop and successfully market new products, the ability of the Company to remain compliant with NASDAQ rules and regulations, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.


Contact:
     Contact: Kay Phelps
     Title: Media
     Voice: +44(0)1932-761 889
     Email: kay.phelps@btinternet.com


     Contact: Mats Johansson
     Title: Investor Relations
     Voice: +44(0)1273-829700
     Email: ir@futuremedia.co.uk